Filed Pursuant To Rule 433

Registration Statements No. 333-130378 and 333-130378-02

$500,000,000

ACE INA Holdings Inc.

5.70% Senior Notes due 2017

Fully and Unconditionally Guaranteed by

ACE Limited

FINAL TERM SHEET

Dated: February 5, 2007

Issuer:	ACE INA Holdings Inc.
Guarantor:	ACE Limited
Issue Ratings:	A3 / A- / A (stable / stable / stable)
Security Type:	SEC Registered Senior Unsecured Notes
Size:	$500,000,000
Maturity:	February 15, 2017
Coupon (Interest Rate):	5.70%
Price:	99.923%
Yield:	5.71%
Spread to Benchmark Treasury:	+ 90 bps
Benchmark Treasury:	4.625% due 11/15/16
Benchmark Treasury Price and Yield:	98-18 (4.81% yield)
Interest Payment Dates:	The 15th day of each February and August, commencing August 15, 2007
Redemption Provision:	Make Whole Call - UST +20 Redemption for Changes in Withholding Taxes - Par
Net Proceeds to ACE INA (before expenses):	$496,365,000
Settlement:	T+3 (February 8, 2007)
Joint Bookrunning Managers:	Banc of America Securities LLC Deutsche Bank Securities Inc.
Co-Managers:

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities Inc.

Greenwich Capital Markets, Inc.

Wachovia Capital Markets, LLC

ABN AMRO Incorporated

Barclays Capital Inc.

Mitsubishi UFJ Securities International plc

BNP Paribas Securities Corp.

Calyon Securities (USA) Inc.

Keybanc Capital Markets, a Division of McDonald Investments

Lloyds TSB Bank plc

RBC Capital Markets Corporation

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322 or Deutsche Bank Securities Inc. at 1-800-503-4611.

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